Exhibit 99-1

REPORT OF VOTING RESULTS

PURSUANT TO SECTION 11.3 OF
NATIONAL INSTRUMENT 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS

The following sets out the matters that were voted upon at the annual meeting of shareholders of IMRIS Inc. (the “Company”) held on May 13, 2011, and the outcome of each vote. Each of the matters set out below is described in greater detail in the Company’s Management Information Circular dated March 24, 2011 (the “Circular”) which was mailed to shareholders.

1.	Election of Directors

On a vote by a show of hands, the following 7 nominees were elected to serve as directors of the Company until the next annual meeting of shareholders or until their successors are duly elected or appointed:

H. David Graves
Robert Burgess
Robert Courteau
Carey Diamond
William Fraser
Blaine Hobson
David Leslie

2.	Appointment of Auditors

On a vote by a show of hands, Deloitte & Touche LLP, were appointed as auditors of the Company, and the Board of Directors of the Company was authorized to fix their remuneration.

 Dated this 17th day of May, 2011.

IMRIS Inc.

/s/Kelly McNeill
___________________________________
Kelly McNeill
Executive Vice President, Finance and
Administration and Chief Financial Officer